# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Servotronics, Inc., CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 1110 Maple Street, Elma, New York (NY), 14059-9573
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STAR EQUITY HOLDINGS, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- JEFFREY E EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- STAR VALUE, LLC (CIK 0001956407): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: Servotronics, Inc.
Address of issuer's principal executive offices: 1110 Maple Street, Elma, New York (NY), 14059-9573
Comment: The following constitutes Amendment No. 6 ("Amendment No.6") to the Schedule 13D filed by the undersigned on November 14, 2022 (the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

In connection with the tender offer by TDG Rise Merger Sub, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of TransDigm Inc. ("Parent"), a Delaware corporation and wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation, to purchase all of the Issuer's outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of May 18, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of May 28, 2025, by and among Parent, Purchaser, and the Issuer, at a purchase price of $47.00 per Share, the Reporting Persons tendered all Shares beneficially owned.

Star Equity Fund issued a press release regarding its investment in the Issuer. A copy of the press release is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 2,556,502 Shares outstanding as of April 17, 2025, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2025.

A. Star Equity Holdings
Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 0 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 0.0%

B. Star Equity Fund
As of the close of business on July 2, 2025, Star Equity Fund beneficially owned 0 Shares.
Percentage: Approximately 0.0%

C. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 0 Shares owned by Star Equity Fund.
Percentage: Approximately 0.0%

D. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 0 Shares owned by Star Equity Fund.
Percentage: Approximately 0.0%

E. Mr. Eberwein
Mr. Eberwein, as the portfolio manager of Star Equity Fund, may be deemed the beneficial owner of the 0 Shares owned by Star Equity Fund.
Percentage: Approximately 0.0%

F. Star Value
Star Value, as the sole member of Star Equity GP may be deemed the beneficial owner of the Shares owned by Star Equity Fund.
Percentage: Approximately 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

B. Star Equity Fund
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

C. Star Equity GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

D. Star Investment Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

E. Mr. Eberwein
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

F. Star Value
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into any transactions in the Shares during the past 60 days except as set forth on Schedule A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Effective June 30, 2025 the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares, and accordingly this is an exit filing.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 99.12 - Schedule A;

Exhibit 99.13 - Press Release, dated June 30,2025

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (07/02/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (07/02/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (07/02/2025)
- STAR EQUITY HOLDINGS, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (07/02/2025)
- JEFFREY E EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (07/02/2025)
- STAR VALUE, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Equity Holdings, Inc., the sole member of Star Value, LLC (07/02/2025)